EXHIBIT 21.1
List of Subsidiaries

Subsidiaries	Incorporated in
China Fire Protection Group Inc(“CFPG”)	British Virgin Islands
Sureland Industrial Fire Safety Limited (“Sureland Industrial”)	People’s Republic of China
Sureland Industrial Fire Equipment Co. Ltd (“Sureland Equipment”)	People’s Republic of China
Tianxiao Fire Safety Equipment Co., Ltd. (“Tianxiao Equipment”)	People’s Republic of China
Beijing Hua An Times Fire Safety Technology Co., Ltd. (“Beijing Hua An”)	People’s Republic of China